

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 14, 2016

Zvi Glasman
Chief Financial Officer
Fox Factory Holding Corp.
915 Disc Drive
Scotts Valley, CA 95066

      Re: **Fox Factory Holding Corp.**
             Form 10-K for Fiscal Year Ended December 31, 2015
             Filed February 29, 2016
             File No. 001-36040

Dear Mr. Glasman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Lyn Shenk for

      Andrew Mew
      Senior Assistant Chief Accountant
      Office of Transportation and Leisure